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                                                                   EXHIBIT 23.1

              CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

  We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-4) and related Prospectus of Polymer Group, Inc. for the registration of $400 million in 9% senior subordinated notes due 2007 and to the inclusion therein and to the incorporation by reference therein of our report dated January 23, 1997, with respect to the consolidated financial statements and to the incorporation by reference therein of our report dated January 23, 1997, with respect to the financial statement schedule of Polymer Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 28, 1996, filed with the Securities and Exchange Commission.

                                          /s/ Ernst & Young LLP

Greenville, South Carolina

September 3, 1997